Exhibit 99.1

FOR RELEASE November 1, 2017

China Biologic Reports Unaudited Financial Results

for the Third Quarter of 2017

--3Q17 Total Sales Up 15.1% YoY and Non-GAAP Adjusted Net Income Up 14.8% YoY in RMB terms, or

Total Sales Up 15.1% YoY to $99.6 Million and Net Income Up 11.2% YoY to $31.6 Million in USD terms --

--9M17 Total Sales Up 10.0% YoY and Non-GAAP Adjusted Net Income Up 19.4% YoY in RMB terms, or

Total Sales Up 6.4% YoY to $280.3 Million and Net Income Up 8.5% YoY to $92.6 Million in USD terms --

--Reiterates Full Year Non-GAAP Adjusted Net Income Forecast--

BEIJING, China – November 1, 2017 – China Biologic Products Holdings, Inc. (NASDAQ: CBPO, “China Biologic” or the “Company”), a leading fully integrated plasma-based biopharmaceutical company in China, today announced its unaudited financial results for the third quarter of 2017.

Third Quarter 2017 Financial Highlights

•	Total sales in the third quarter of 2017 increased by 15.1% in both RMB terms and USD terms to $99.6 million from $86.5 million in the same quarter of 2016.
•	Gross profit increased by 14.0% to $67.1 million from $58.9 million in the same quarter of 2016. Gross margin decreased to 67.4% from 68.1% in the same quarter of 2016.
•	Income from operations decreased by 4.2% to $38.0 million from $39.7 million in the same quarter of 2016. Operating margin decreased to 38.2% from 45.9% in the same quarter of 2016.
•	Net income attributable to the Company increased by 11.2% to $31.6 million from $28.4 million in the same quarter of 2016. Diluted earnings per share increased to $1.11 from $1.01 in the same quarter of 2016.
•	Non-GAAP adjusted net income attributable to the Company increased by 14.8% in both RMB terms and USD terms to $39.4 million from $34.3 million in the same quarter of 2016. Non-GAAP adjusted earnings per share increased to $1.38 from $1.22 in the same quarter of 2016.

Mr. David (Xiaoying) Gao, Chairman and Chief Executive Officer of China Biologic, commented, “We are pleased to report an improved quarter of revenue and profit growth despite some temporary headwinds and market slow down caused by recent healthcare reform in China and intensified market competition. Our growth was supported by our efforts to actively pursue new sales channels and strategic partners, including new distributors and retail pharmacy chains, while deepening our penetration into existing direct sales channels. Sales of albumin and IVIG manufactured in our Shandong facility continued to decline due to the planned production suspension at our Shandong facility for the second phase trial production. Our Guizhou facility received a healthy boost in sales growth for plasma products and experienced a substantial increase in sales of our non-plasma product, placenta polypeptide, which also contributed to our gross margin improvement. As anticipated, the revenue contribution from placenta polypeptide was a result of an expedited nationwide rollout of the two-invoice policy, which allowed us to increase our sales price for placenta polypeptide.”

Mr. Gao continued, “We continued to make progress with new facility construction and R&D development. We completed the second phase of production suspension at the old Shandong facility to pursue the new facility’s trial production test, and we continue to expect completion of the GMP certificate inspection and commencement of operations at the new site by the end of this year. On the R&D front, we have received the long-awaited final approval of Fibrinogen by the CFDA in early October and aim to commercially launch this product in early 2018.”

“In addition to our progress with our internal operational initiatives this quarter, we also recently announced the entry into an agreement to acquire TianXinFu. We look forward to the synergistic value provided by this transaction to solidify our core plasma business leadership in China by enhancing our marketing and sales capability for accelerating the growth of our newly launched and upcoming high margin plasma products,” concluded Mr. Gao.

Third Quarter 2017 Financial Performance

Total sales in the third quarter of 2017 increased by 15.1% in both RMB terms and USD terms to $99.6 million from $86.5 million in the same quarter of 2016. The increase was primarily attributable to a sales increase of placenta polypeptide. Sales of IVIG, human rabies immunoglobulin, coagulation factor products and albumin products also increased while sales of human tetanus immunoglobulin decreased.

During the third quarter of 2017, human albumin and IVIG products remained the Company’s two largest sales contributors, while the revenue contribution from the Company’s other products continued to grow. As a percentage of total sales, sales from human albumin and IVIG products decreased to 33.0% and 30.9%, respectively, in the third quarter of 2017 compared to 37.0% and 33.1% in the same quarter of 2016, while sales from placenta polypeptide increased to 15.1% of total sales compared to 9.4% in the same quarter of 2016.

The sales volume of human albumin products and IVIG increased by 5.8% and 7.9%, respectively, mainly due to enhanced production volumes in Guizhou Taibang.

The average price for human albumin products decreased by 3.2% in both RMB terms and USD terms in the third quarter of 2017, mainly due to the combined effect of both a decrease in prices charged to certain distributors, which reflected intensified market competition, and a lower sales proportion from the higher-unit-price dosages compared to the same quarter of 2016. The average price for IVIG products decreased by 0.4% in both RMB terms and USD terms in the third quarter of 2017 compared to the same quarter of 2016, mainly because the Company offered slight price discounts in certain key markets in order to successfully replace competitors and penetrate into such markets.

Revenue from other immunoglobulin products increased by 10.5% in both RMB and USD terms in the third quarter of 2017 compared to the same quarter of 2016, reaching 14.9% of total sales, as compared to 15.5% of total sales in the same quarter of 2016, mainly due to a sales increase of human rabies immunoglobulin, which was partly offset by a sales decrease of human tetanus immunoglobulin. The sales increase of human rabies immunoglobulin reflected the Company’s enhanced production volume in response to strong market demand in the third quarter of 2017 compared with the same period last year.

Revenue from other plasma products, including human coagulation factor VIII and human prothrombin complex concentrate, increased by 42.5% and 42.8% in RMB terms and USD terms, respectively, in the third quarter of 2017 compared to the same quarter of 2016, representing 6.2% of total sales as compared to 4.9% of total sales in the same quarter of 2016. This growth reflects the Company’s ongoing medical marketing activities.

Revenue from placenta polypeptide products increased by 85.1% in both RMB terms and USD terms in the third quarter of 2017 compared to the same quarter of 2016, reaching 15.1% of total sales, mainly attributable to a higher unit selling price following the wider implementation of the two-invoice policy across China in the third quarter of 2017.

Cost of sales was $32.4 million in the third quarter of 2017 compared to $27.6 million in the same quarter of 2016. As a percentage of total sales, cost of sales increased to 32.6% from 31.9% in the same quarter of 2016, mainly due to a higher sales proportion of the high-cost outsourced raw plasma, which was partially offset by higher sales price of placenta polypeptide following the wider implementation of the two-invoice policy.

Gross profit increased by 14.0% to $67.1 million in the third quarter of 2017 from $58.9 million in the same quarter of 2016. Gross margin was 67.4% and 68.1% in the third quarters of 2017 and 2016, respectively.

Total operating expenses in the third quarter of 2017 increased by 51.9% to $29.1 million from $19.2 million in the same quarter of 2016, mainly due to increases in selling expenses and general and administrative expenses. As a percentage of total sales, total operating expenses increased to 29.2% in the third quarter of 2017 from 22.1% in the same quarter of 2016.

Selling expenses in the third quarter of 2017 increased by $7.3 million to $10.3 million from $3.0 million in the same quarter of 2016, primarily due to an increase of approximately $5.7 million in marketing and promotion expenses related to placenta polypeptide products in response to the wider implementation of the two-invoice policy. Marketing and promotion expenses related to certain higher-margin hyper-immune products and coagulation products also increased. As a percentage of total sales, selling expenses accounted for 10.4% in the third quarter of 2017 compared with 3.5% in the same quarter of 2016.

General and administrative expenses in the third quarter of 2017 increased by 15.1% to $17.4 million compared to $15.1 million in the same quarter of 2016. As a percentage of total sales, general and administrative expenses remained stable at 17.4% in the third quarter of 2017 compared with that of the same quarter of 2016. The increase in general and administrative expenses was mainly due to a $1.5 million increase in share-based compensation expenses. Excluding the impact of share-based compensation expenses, general and administrative expenses would have been 8.9% and 9.3% of total sales in the third quarter of 2017 and 2016, respectively.

Research and development expenses in the third quarter of 2017 increased by 35.1% to $1.4 million from $1.0 million in the same quarter of 2016. As a percentage of total sales, research and development expenses increased to 1.4% in the third quarter of 2017 from 1.2% in the same quarter of 2016. During the third quarter of 2016, the Company received a government grant of $0.5 million and recognized it as a reduction of research and development expenses. Excluding the effect of the government grant, our research and development expenses would have remained stable for the three months period ended September 30, 2017 compared with the same quarter of 2016.

Income from operations for the third quarter of 2017 decreased by 4.2% to $38.0 million from $39.7 million in the same period of 2016. Operating margin decreased to 38.2% in the third quarter of 2017 from 45.9% in the same quarter of 2016.

Income tax expense in the third quarter of 2017 was $5.7 million compared to $7.2 million in the same quarter of 2016, representing a decrease of 21.1%. The effective income tax rate was 13.8% in the third quarter of 2017 compared with 16.8% in the same period of 2016. The decrease of the effective income tax rate reflects the Company’s compliance with a new accounting standard which allows it to recognize excess tax benefits from stock-based compensation as a deduction from income tax expense instead of recording it as additional paid-in-capital as in previous periods.

Net income attributable to the Company increased by 11.2% to $31.6 million in the third quarter of 2017 from $28.4 million in the same quarter of 2016. Net margin decreased to 31.7% from 32.8% in the same quarter of 2016. Diluted earnings per share increased to $1.11 in the third quarter of 2017 from $1.01 in the same quarter of 2016.

Non-GAAP adjusted net income attributable to the Company increased by 14.8% in both RMB terms and USD terms to $39.4 million in the third quarter of 2017 from $34.3 million in the same quarter of 2016. Non-GAAP net margin remained stable at 39.5% compared with that of the same quarter of 2016. Non-GAAP adjusted earnings per diluted share increased to $1.38 in the third quarter of 2017 from $1.22 in the same quarter of 2016.

Non-GAAP adjusted net income and diluted earnings per share for the third quarter of 2017 excludes $7.8 million of non-cash employee share-based compensation expenses.

First Nine Months 2017 Financial Performance

Total sales in the first nine months of 2017 increased by 10.0% in RMB terms and 6.4% in USD terms to $280.3 million from $263.5 million in the same period of 2016. The increase was attributable to the sales increase of both plasma products and non-plasma products.

As a percentage of total sales, sales from human albumin products and IVIG products accounted for 36.4% and 32.9%, respectively, for the first nine months of 2017.

Cost of sales was $94.8 million in the first nine months of 2017 compared to $93.2 million in the same period of 2016. Cost of sales as a percentage of total sales was 33.8%, as compared to 35.4% in the same period of 2016. The decrease in cost of sales as a percentage of total sales was mainly due to the higher sales price of placenta polypeptide following the wider implementation of the two-invoice policy and a greater proportion of sales derived from certain hyper-immune and coagulation products with a higher profit margin.

Gross profit increased by 8.9% to $185.5 million in the first nine months of 2017 from $170.4 million in the same period of 2016. Gross margin was 66.2% in the first nine months of 2017 compared to 64.6% in the same period of 2016.

Total operating expenses in the first nine months of 2017 increased by 39.4% to $69.3 million from $49.7 million in the same period of 2016. As a percentage of total sales, total operating expenses increased to 24.7% for the first nine months of 2017 from 18.9% in the same period of 2016, mainly due to increases in selling expenses and general and administrative expenses.

Income from operations in the first nine months of 2017 decreased by 3.6% to $116.3 million from $120.7 million in the same period of 2016.

Income tax expense in the first nine months of 2017 was $19.5 million, as compared to $20.8 million in the same period of 2016. The effective income tax rate was 15.7% and 16.4% for the first nine months of 2017 and 2016, respectively.

Net income attributable to the Company increased by 8.5% to $92.6 million for the first nine months of 2017 from $85.3 million in the same period of 2016. Net margin was 33.0% and 32.4% for the first nine months of 2017 and 2016, respectively. Diluted earnings per share for the first nine months of 2017 increased to $3.25 from $3.05 for the same period of 2016.

Non-GAAP adjusted net income attributable to the Company increased by 19.4% in RMB terms, or 15.4% in USD terms, to $115.3 million for the first nine months of 2017 from $99.9 million in the same period of 2016. Non-GAAP net margin increased to 41.1% from 37.9% in the same period of 2016. Non-GAAP adjusted earnings per diluted share increased to $4.05 for the first nine months of 2017 from $3.57 in the same period of 2016.

Non-GAAP adjusted net income and diluted earnings per share for the first nine months of 2017 exclude $22.7 million of non-cash employee share-based compensation expenses.

As of September 30, 2017, the Company had $216.4 million in cash and cash equivalents, primarily consisting of cash on hand and demand deposits.

Net cash provided by operating activities for the first nine months of 2017 was $72.6 million, as compared to $87.3 million for the same period in 2016. The decrease in net cash provided by operating activities was primarily due to increases in accounts receivable and inventory.

Accounts receivable increased by $37.8 million during the first nine months of 2017 as compared to $16.1 million during the same period in 2016. The accounts receivable turnover days for plasma products increased to 55 days during the first nine months of 2017 from 45 days during the same period in 2016, which was a combined result of a higher percentage of direct sales and a higher concentration of large hospital customers and distributor customers that typically request longer credit terms.

Inventories increased by $34.0 million in the first nine months of 2017, mainly comprising of increases in outsourced and self-collected raw material plasma. This increase was higher than the inventory increase of $24.5 million during the same period in 2016, primarily because of the raw material and WIP stockpiled during the planned temporary production suspension at the Shandong facility, as well as an increase in our raw materials purchased from Xinjiang Deyuan and the relevant WIP at the Guizhou facility.

Net cash used in investing activities for the first nine months of 2017 was $28.4 million, as compared to $44.1 million for the same period in 2016. During the first nine months of 2017 and 2016, the Company paid $28.5 million and $42.5 million, respectively, for the acquisition of property, plant and equipment, intangible assets and land use rights for Shandong Taibang and Guizhou Taibang. During the first nine months of 2016, the Company granted a loan of $12.3 million to Xinjiang Deyuan pursuant to a cooperation agreement in August 2015 and also received a refund of $10.3 million from the local government of Guiyang with respect to deposits of land use rights.

Net cash used in financing activities for the first nine months of 2017 was $18.4 million, as compared to net cash provided by financing activities of $19.5 million for the same period in 2016. The net cash used in financing activities in the first nine months of 2017 mainly consisted of dividends paid by Shandong Taibang to its noncontrolling interest shareholders. The net cash provided by financing activities in the first nine months of 2016 mainly consisted of $3.2 million in proceeds from stock options exercised and the maturity of a $37.8 million time deposit as a security for a bank loan which was fully repaid in June 2015, partially offset by a dividend of $7.9 million paid to the minority shareholder by Shandong Taibang and payment of $13.5 million to former minority shareholders of Guizhou Taibang in connection with their capital withdrawal from Guizhou Taibang.

Financial Outlook

The Company reiterates its full year 2017 forecast of non-GAAP adjusted net income growth of 18% to 20% in RMB terms over 2016 financial results and is adjusting its full year 2017 forecast of total sales growth to 9%-10% in RMB terms compared to previous estimates of 13%-15%. The change in full year forecast of sales growth is mainly due to a slower-than-expected tendering process for plasma products in the Shandong and Jiangsu provinces and also because of lower-than-estimated placenta polypeptide revenue growth caused by later implementation of the two-invoice policy in certain provincial markets. This forecast factors in a cumulative three month production suspension at the Company’s Shandong facility in connection with the plant transition. This guidance does not factor in the TianXinFu acquisition.

This guidance does not factor in any potential foreign currency translation impact. Having previously adopted an exchange rate of approximately RMB6.63 = $1.00 based on weighted average quarterly exchange rates in 2016 in translating 2016 financial results, the Company expects that the total sales and non-GAAP adjusted net income in USD terms in 2017 will be adversely affected by the foreign currency translation impact.

This guidance also assumes only organic growth, excluding potential acquisitions, and necessarily assumes no significant adverse product price changes during 2017. This forecast reflects the Company’s current and preliminary views, which are subject to change.

Conference Call

The Company will host a conference call at 7:30 am Eastern Time on November 2, 2017, which is 7:30 pm Beijing Time on November 2, 2017, to discuss third quarter 2017 results and answer questions from investors. Listeners may access the call by dialing:

US:	1 888 346 8982
International:	1 412 902 4272
Hong Kong:	800 905 945
China:	400 120 1203

A telephone replay will be available one hour after the conclusion of the conference all through November 9, 2017. The dial-in details are:

US:	1 877 344 7529
International:	1 412 317 0088
Passcode:	10113923

A live and archived webcast of the conference call will be available through the Company's investor relations website at http://chinabiologic.investorroom.com.

About China Biologic Products Holdings, Inc.

China Biologic Products Holdings, Inc. (NASDAQ: CBPO) is a leading fully integrated plasma-based biopharmaceutical company in China. The Company’s products are used as critical therapies during medical emergencies and for the prevention and treatment of life-threatening diseases and immune-deficiency related diseases. China Biologic is headquartered in Beijing and manufactures over 20 different dosage forms of plasma products through its indirect majority-owned subsidiary, Shandong Taibang Biological Products Co., Ltd. and its wholly owned subsidiary, Guizhou Taibang Biological Products Co., Ltd. The Company also has an equity investment in Xi’an Huitian Blood Products Co., Ltd. The Company sells its products to hospitals, distributors and other healthcare facilities in China. For additional information, please see the Company’s website www.chinabiologic.com.

Non-GAAP Disclosure

This news release contains non-GAAP financial measures that exclude non-cash compensation expenses related to options and restricted shares granted to employees and directors under the Company's 2008 Equity Incentive Plan. To supplement the Company's unaudited condensed consolidated financial statements presented on a GAAP basis, the Company has provided non-GAAP financial information excluding the impact of these items in this release. The Company's management believes that its presentation of non-GAAP financial measures provides useful supplementary information to and facilitates additional analysis by investors. A reconciliation of the adjustments to GAAP results appears in the table accompanying this news release. This additional non-GAAP information is not meant to be considered in isolation or as a substitute for GAAP financials. The non-GAAP financial information that the Company provides also may differ from the non-GAAP information provided by other companies.

Safe Harbor Statement

This news release may contain certain “forward-looking statements” relating to the business of China Biologic Products Holdings, Inc. and its subsidiaries. All statements, other than statements of historical fact included herein, are “forward-looking statements.” These forward-looking statements are often identified by the use of forward-looking terminology such as “intend,” “believe,” “expect,” “are expected to,” “will,” or similar expressions, and involve known and unknown risks and uncertainties. Among other things, the Company’s plans regarding the production and sale of plasma products made from the purchased raw materials and the management’s quotations and forecast of the Company’s financial performance in this news release contain forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect.

Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this news release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including, without limitation, quality of purchased source plasma, potential delay or failure to complete construction of new collection facilities, potential inability to pass government inspection and certification process for existing and new facilities, potential inability to achieve the designed collection capacities at the new collection facilities, potential inability to achieve the expected operating and financial performance, potential inability to find alternative sources of plasma, potential inability to increase production at permitted sites, potential inability to mitigate the financial consequences of a temporarily reduced raw plasma supply through cost cutting or other efficiencies, and potential additional regulatory restrictions on its operations and those additional risks and uncertainties discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Contact:

China Biologic Products Holdings, Inc.

Mr. Ming Yin

Senior Vice President

Phone: +86-10-6598-3099

Email: ir@chinabiologic.com

ICR Inc.

Mr. Bill Zima

Phone: +86-10-6583-7511 or +1-646-405-5191

E-mail: bill.zima@icrinc.com

(Financial statements on the following pages)

CHINA BIOLOGIC PRODUCTS HOLDINGS, INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the Three Months Ended		For the Nine Months Ended
	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016
	USD	USD	USD	USD
Sales:	99,561,251	86,525,885	280,292,260	263,534,751
Human Albumin	32,814,153	32,050,728	102,047,466	102,387,387
Human Immunoglobulin for Intravenous Injection	30,724,570	28,608,129	92,141,052	93,439,551
Other Immunoglobulin products	14,855,226	13,449,552	35,858,831	30,555,619
Placenta Polypeptide	15,037,482	8,124,774	34,510,237	24,723,672
Others	6,129,820	4,292,702	15,734,674	12,428,522

Cost of sales	32,424,522	27,647,338	94,750,267	93,172,919
Gross profit	67,136,729	58,878,547	185,541,993	170,361,832

Operating expenses
Selling expenses	10,311,284	3,017,184	17,696,435	7,271,311
General and administrative expenses	17,369,133	15,095,872	46,890,375	38,997,568
Research and development expenses	1,409,226	1,042,806	4,691,260	3,441,344
Income from operations	38,047,086	39,722,685	116,263,923	120,651,609

Other income (expenses)
Equity in income of an equity method investee	1,114,784	1,097,338	2,998,886	1,140,873
Interest expense	(129,787)	(57,661)	(478,655)	(234,739)
Interest income	1,781,576	1,865,805	5,022,469	4,909,014
Loss from disposal of a subsidiary	-	(75,891)	-	(75,891)
Total other income, net	2,766,573	2,829,591	7,542,700	5,739,257

Income before income tax expense	40,813,659	42,552,276	123,806,623	126,390,866

Income tax expense	5,650,621	7,163,708	19,468,594	20,777,575

Net income	35,163,038	35,388,568	104,338,029	105,613,291

Less: Net income attributable to noncontrolling interest	3,597,923	6,997,207	11,750,581	20,271,640

Net income attributable to China Biologic Products Holdings, Inc.	31,565,115	28,391,361	92,587,448	85,341,651

Earnings per share of ordinary share:
Basic	1.11	1.02	3.28	3.10
Diluted	1.11	1.01	3.25	3.05
Weighted average shares used in computation:
Basic	27,430,784	26,957,205	27,277,823	26,748,141
Diluted	27,657,806	27,297,118	27,535,624	27,193,108

Net income	35,163,038	35,388,568	104,338,029	105,613,291

Other comprehensive income:
Foreign currency translation adjustment, net of nil income taxes	11,305,814	(3,543,648)	24,719,100	(14,241,256)

Comprehensive income	46,468,852	31,844,920	129,057,129	91,372,035

Less: Comprehensive income attributable to noncontrolling interest	4,836,621	6,365,548	14,347,082	17,812,998

Comprehensive income attributable to China Biologic Products Holdings, Inc.	41,632,231	25,479,372	114,710,047	73,559,037

CHINA BIOLOGIC PRODUCTS HOLDINGS, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30, 2017	December 31, 2016
	USD	USD
ASSETS
Current Assets
Cash and cash equivalents	216,445,054	183,765,533
Accounts receivable, net of allowance for doubtful accounts	74,158,838	33,918,796
Inventories	198,608,231	156,412,674
Prepayments and other current assets, net of allowance for doubtful accounts	17,942,218	15,320,913
Total Current Assets	507,154,341	389,417,916

Property, plant and equipment, net	155,135,184	132,091,923
Land use rights, net	24,608,121	23,389,384
Equity method investment	14,165,043	10,614,755
Loan receivable	45,201,000	43,245,000
Other non-current assets	7,595,082	6,198,531
Total Assets	753,858,771	604,957,509

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable	6,346,315	6,158,601
Income tax payable	10,580,609	7,484,366
Other payables and accrued expenses	61,712,009	59,798,145
Total Current Liabilities	78,638,933	73,441,112

Deferred income	3,548,655	3,755,648
Other liabilities	6,604,808	6,623,926
Total Liabilities	88,792,396	83,820,686

Stockholders’ Equity
Ordinary share:
par value $0.0001;
100,000,000 shares authorized;
29,864,045 and 29,427,609 shares issued at September 30, 2017 and December 31, 2016, respectively;
27,609,341 and 27,172,905 shares outstanding at September 30, 2017 and December 31, 2016, respectively	2,986	2,943
Additional paid-in capital	131,011,998	105,459,610
Treasury share: 2,254,704 shares at September 30, 2017 and December 31, 2016, at cost	(56,425,094)	(56,425,094)
Retained earnings	531,070,849	438,483,401
Accumulated other comprehensive loss	(3,197,672)	(25,320,271)
Total equity attributable to China Biologic Products Holdings, Inc.	602,463,067	462,200,589

Noncontrolling interest	62,603,308	58,936,234

Total Stockholders’ Equity	665,066,375	521,136,823

Commitments and contingencies	-	-

Total Liabilities and Stockholders’ Equity	753,858,771	604,957,509

Note: “Ordinary share” when used with respect to a date before July 21, 2017 refers to the common stock of our predecessor, China Biologic Products, Inc.

CHINA BIOLOGIC PRODUCTS HOLDINGS, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Nine Months Ended
	September 30,	September 30,
	2017	2016
	USD	USD
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	104,338,029	105,613,291
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	9,154,528	6,946,084
Amortization	948,945	678,981
Loss on sale of property, plant and equipment	136,496	215,778
Allowance for doubtful accounts - accounts receivable, net	23,783	120,535
Allowance for doubtful accounts - other non-current assets	-	45,537
Impairment for other noncurrent assets	-	1,225,200
Write-down of obsolete inventories	-	90,202
Deferred tax benefit	(1,770,326)	(1,710,855)
Share-based compensation	24,715,534	16,315,667
Equity in income of an equity method investee	(2,998,886)	(1,140,873)
Loss from disposal of a subsidiary	-	75,891
Change in operating assets and liabilities:
Accounts receivable	(37,784,029)	(16,104,694)
Inventories	(34,030,811)	(24,493,697)
Prepayments and other current assets	(1,840,311)	(497,812)
Accounts payable	(88,625)	(2,295,197)
Income tax payable	2,690,364	6,198,276
Other payables and accrued expenses	9,432,501	(3,553,823)
Deferred income	(367,750)	(411,765)
Net cash provided by operating activities	72,559,442	87,316,726

CASH FLOWS FROM INVESTING ACTIVITIES:
Payment for property, plant and equipment	(27,755,853)	(40,955,964)
Payment for intangible assets and land use rights	(733,513)	(1,572,919)
Refund of deposits related to land use right	-	10,297,893
Proceeds from sale of property, plant and equipment	46,264	351,524
Proceeds from disposal of a subsidiary	-	128,654
Loan lent to a third party	-	(12,332,718)
Net cash used in investing activities	(28,443,102)	(44,083,530)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from stock option exercised	836,897	3,214,253
Payment to noncontrolling interest shareholders in connection with their capital withdrawal	-	(13,502,700)
Proceeds from short-term bank loans	23,009,280	-
Repayment of short-term bank loans	(23,412,060)	-
Maturity of deposit as security for bank loans	-	37,756,405
Dividend paid by subsidiaries to noncontrolling interest shareholders	(18,789,152)	(7,921,952)
Net cash (used in)/provided by financing activities	(18,355,035)	19,546,006

EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH	6,918,216	(4,513,126)

NET INCREASE IN CASH AND CASH EQUIVALENTS	32,679,521	58,266,076

Cash and cash equivalents at beginning of period	183,765,533	144,937,893

Cash and cash equivalents at end of period	216,445,054	203,203,969

Supplemental cash flow information
Cash paid for income taxes	18,767,908	16,305,759
Noncash investing and financing activities:
Acquisition of property, plant and equipment included in payables	3,374,860	5,512,453

CHINA BIOLOGIC PRODUCTS HOLDINGS, INC. AND SUBSIDIARIES

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

	For the Three Months Ended
	September 30,	September 30,
	2017	2016
	USD	USD
Adjusted Net Income Attributable to the Company - Non GAAP	39,363,820	34,294,223
Diluted EPS - Non GAAP	1.38	1.22
Non-cash employee stock compensation	(7,798,705)	(5,902,862)
Net Income Attributable to the Company	31,565,115	28,391,361
Weighted average number of shares used in computation of Non GAAP diluted EPS	27,657,806	27,297,118

	For the Nine Months Ended
	September 30,	September 30,
	2017	2016
	USD	USD
Adjusted Net Income Attributable to the Company - Non GAAP	115,299,955	99,904,120
Diluted EPS - Non GAAP	4.05	3.57
Non-cash employee stock compensation	(22,712,507)	(14,562,469)
Net Income Attributable to the Company	92,587,448	85,341,651
Weighted average number of shares used in computation of Non GAAP diluted EPS	27,535,624	27,193,108

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